 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-53466

NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q

[_] Form N-SAR

For Period Ended: May 31, 2012

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

    [  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

Part I - Registrant Information

Xun Energy, Inc.

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Full Name of Registrant

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Former Name if Applicable

12518 NE Airport Way, Suite 148 No. 156

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Address of Principal Executive Office (Street and Number)

Portland, Oregon, 97230

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City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could  not  be eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form – SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

The Registrant's annual report could not be filed within the prescribed time period due to the Registrant requiring additional time to prepare and review the annual report for the period ended May 31, 2012. Such delay could not be eliminated without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-K  no later than fifteen calendar days following the prescribed due date.

Part IV - Other Information

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(1) Name and telephone number of person to contract in regard to this notification.

Jerry G. Mikolajczyk	775	200-0505
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes          [  ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes           [  ] No

The Registrant anticipates that its net loss for 2012 will be greater than in 2011.  The Registrant expects that its operating loss will be slightly lower than its operating loss of $614,592 in the year ended May 31, 2011, but that it will report an unaudited impairment charge of approximately $400,000, which will result in an unaudited net loss of approximately $986,000.  The financial results may change subject to the auditor's report.

If so: attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Xun Energy, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 29, 2012

Xun Energy, Inc.

By: /s/ Jerry G. Mikolajczyk

Jerry G. Mikolajczyk

President, Chief Executive Officer and CFO